EXHIBIT 99.1

Aptose to Present at Upcoming Investor Conferences in September 2018

SAN DIEGO and TORONTO, Aug. 29, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced that William G. Rice, Chairman, Ph.D., President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at upcoming conferences:

  B. Riley FBR Annual Healthcare Conference
  Date:                Tuesday, September 4, 2018
  Location:          New York Marriott East Side

  Dr. Rice will be participating on two panels:
  9:50 a.m. EDT - A Beginner's Guide to Blood Cancers
  3:25 p.m. EDT - Immuno-oncology Has Made TKIs Obsolete

  H.C. Wainwright & Co. 20th Annual Global Investment Conference
  Date:                Wednesday, September 5, 2018
  Time:                8:45 a.m. EDT
  Location:          The St. Regis New York
  Live webcast:    Webcast Link
  2018 Healthcare Capital and Connections Summit
  Date:                September 12-13, 2018
  Location:          Andaz Xintiandi, Shanghai, People’s Republic of China

The webcast can also be accessed through the Aptose website at www.aptose.com and will be archived shortly after the live event and available for 90 days.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor expected to reach IND submission by the end of 2018 and is planned for development to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com